Exhibit 99.1
E-House Reports Second Quarter 2010 Results
SHANGHAI, China, August 11, 2010 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced its unaudited financial results for the fiscal quarter and six months ended June 30, 2010.
Second Quarter 2010 Financial and Operating Highlights
•
Total gross floor area (“GFA”) of new properties sold decreased by 20% year-on-year to 2.2 million square meters. Total value of new properties sold decreased by 12% year-on-year to RMB17.8 billion ($2.6 billion)[1].

•
Total revenues increased by 12% year-on-year to $71.2 million, including $14.3 million contributed by China Online Housing Technology Corporation (“COHT”). Without the COHT contribution, the remaining revenues decreased by 10% year-on-year to $56.9 million.

•
Net income decreased by 50% year-on-year to $10.1 million. Non-GAAP net income[2] decreased by 5% year-on-year to $21.3 million. Non-GAAP net income includes $2.0 million attributable to COHT, while the remaining non-GAAP net income decreased by 14% year-on-year to $19.3 million.

•
Net income attributable to E-House shareholders decreased by 65% year-on-year to $6.7 million, or $0.08 per diluted ADS. Non-GAAP net income attributable to E-House shareholders[2] decreased by 36% year-on-year to $13.9 million, or $0.17 per diluted ADS.

First Half 2010 Financial and Operating Highlights
•
Total GFA of new properties sold was 4.7 million square meters for the first half of 2010, an increase of 15% from the same period of 2009. Total value of new properties sold was RMB39.7 billion ($5.8 billion) for the first half of 2010, an increase of 31% from the same period of 2009.

•
Total revenues were $142.7 million for the first half of 2010, an increase of 48% from the same period of 2009, including $22.5 million contributed by COHT. Without the COHT contribution, the remaining revenues were $120.2 million, an increase of 25% from the same period of 2009.

•
Net income was $21.8 million for the first half of 2010, a decrease of 18% from the same period of 2009. Non-GAAP net income was $44.2 million for the first half of 2010, an increase of 43% from the same period of 2009. Non-GAAP net income includes $3.2 million attributable to COHT, while the remaining non-GAAP net income increased by 33% to $41.0 million.

•
Net income attributable to E-House shareholders was $17.3 million, or $0.21 per diluted ADS, for the first half of 2010, a decrease of 35% from the same period of 2009. Non-GAAP net income attributable to E-House shareholders was $31.7 million, or $0.39 per diluted ADS, for the first half of 2010, an increase of 4% from the same period of 2009.

[1]
This press release contains translations of certain RMB amounts into U.S. dollar amounts solely for the convenience of the reader. The RMB amounts were translated into U.S. dollar amounts at a rate of RMB6.8179 to US$1.00, which is the average central parity rate announced by the People’s Bank of China for the second quarter of 2010.

[2]
Non-GAAP net income and non-GAAP net income attributable to E-House shareholders in this press release exclude share-based compensation expense and amortization of intangible assets resulting from business acquisitions. See “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

“E-House achieved a performance during the second quarter that exceeded the guidance previously provided despite operating under a volatile and challenging market environment,” said Mr. Xin Zhou, E-House’s executive chairman. “As we indicated in our first quarter earnings release, government measures announced in April caused a sharp decline in volume in both new and secondary home sales. Although the overall transaction volume is still substantially lower than the period before the new government measures, we have seen gradual improvement from the lowest point in May. We believe that this improvement will continue for the remainder of this year as many new projects are scheduled to launch and more developers offer attractive prices to potential buyers.”
Mr. Zhou continued, “E-House will continue its strategy of turning the current market conditions to its advantage by signing new agency contracts to boost our project pipeline. We are confident that we will come out of the current market downturn with a stronger leadership position in the industry. Our information, consulting and online services under our subsidiary China Real Estate Information Corporation, or CRIC, continue to achieve solid growth. We are also taking new initiatives to broaden our market reach and service scope, which will enable us to widen our range of services and market coverage.”
Mr. Gordon Zang, E-House’s acting chief executive officer, added, “In addition to signing new projects, we continued to focus on high quality execution for our clients during the second quarter. Our efforts helped some of our leading clients, such as Evergrande and Star River, achieve remarkable sales performance. This shows our ability to add value to our clients even during challenging market conditions.”
Mr. Li-Lan Cheng, E-House’s chief financial officer, commented, “The sudden and sharp drop in transaction volume in response to government tightening policies negatively impacted our operating and financial results for the second quarter. Our revenue guidance for the third quarter is based upon the assumption of a sequential increase in transaction volume, which reflects our expectation of continued, if gradual, market recovery. At the same time, our profit margin will continue to be under pressure in the near term as a result of lower average commission rate due to very limited amount of bonus commission realized in the current market conditions. We expect this impact to be mitigated once transaction volume starts to rebound more strongly and our average commission rate increases.”
Financial Results for the Second Quarter and First Half 2010
Revenues
Second quarter total revenues were $71.2 million, an increase of 12% from $63.5 million for the same quarter of 2009. For the first half of 2010, total revenues were $142.7 million, an increase of 48% from $96.3 million for the same period of 2009.
Primary Real Estate Agency Services
Second quarter revenues from primary real estate agency services were $31.9 million, a decrease of 23% from $41.2 million for the same quarter of 2009. This decrease was mainly due to a 20% decrease in total GFA of new properties sold, contributing to a 12% decrease in total transaction value of new properties sold, as a result of cooling-off measures by the government announced in April 2010; and an average commission rate of 1.2% in the second quarter of 2010, compared to 1.4% for the same quarter in 2009. (See “Selected Operating Data” below for more details on total GFA and total transaction value of new properties sold.) For the first half of 2010, revenues from primary real estate agency services were $74.3 million, an increase of 27% from $58.6 million for the same period of 2009. This increase was mainly due to a 31% increase in total transaction value of new properties sold.

Secondary Real Estate Brokerage Services
Second quarter revenues from secondary real estate brokerage services were $4.8 million, a decrease of 16% from $5.7 million for the same quarter of 2009. This decrease was mainly due to lower total secondary real estate transaction volume following the announcements of cooling-off measures by the government in April 2010. For the first half of 2010, revenues from secondary real estate brokerage services were $9.2 million, an increase of 5% from $8.7 million for the same period of 2009. As of June 30, 2010, E-House had a total of 131 secondary real estate brokerage stores in eight cities in China, compared to 113 stores in five cities in China as of June 30, 2009.
Revenues from China Real Estate Information Corporation (“CRIC”)
CRIC, a subsidiary of E-House, provides real estate information, consulting and online services in China. Second quarter revenues from CRIC were $33.8 million, an increase of 107% from $16.3 million for the same quarter of 2009. Total revenues for the second quarter of 2010 included $14.3 million attributable to COHT, while the remaining revenues were $19.5 million, an increase of 20% from $16.3 million for the same quarter in 2009. For the first half of 2010, revenues from CRIC were $58.0 million, an increase of 104% from $28.5 million for the same period of 2009. Total revenues for the first half of 2010 included $22.5 million attributable to COHT, while the remaining revenues were $35.5 million, an increase of 24% from $28.5 million for the same period of 2009.
The year-on-year increase in revenues from CRIC was attributable to increases in revenues from CRIC’s real estate information and consulting services and the acquisition of COHT. The increase in revenues from real estate information and consulting services was primarily due to an increased number of subscribers to the CRIC database and more demand for the Company’s customized real estate reports, as well as higher consulting revenues. CRIC completed its acquisition of COHT concurrently with its initial public offering (“IPO”) in October 2009 and started reporting COHT’s business as a new line of business in the fourth quarter of 2009. COHT generates online advertising revenues through operating a real estate Internet business in China.
Cost of Revenues
Second quarter cost of revenues was $23.2 million, an increase of 74% from $13.4 million for the same quarter of 2009. Second quarter cost of revenues included $5.9 million attributable to COHT, while the remaining cost of revenues was $17.3 million, an increase of 30% from $13.4 million for the same quarter of 2009. Other than cost attributable to COHT, the year-on-year increase in cost of revenues was mainly due to higher salaries paid to additional sales staff in the primary real estate agency service segment, partially offset by lower commissions paid as a result of lower transaction value of new properties sold. The Company also incurred additional cost for CRIC’s database as the CRIC system underwent continued modification and updating in the second quarter of 2010.
For the first half of 2010, cost of revenues was $42.9 million, an increase of 85% from $23.2 million for the same period of 2009. Cost of revenues for the first half of 2010 included $10.8 million attributable to COHT, while the remaining cost of revenues was $32.1 million, an increase of 38% from $23.2 million for the same period of 2009.

Selling, General and Administrative (“SG&A”) Expenses
Second quarter SG&A expenses were $44.4 million, an increase of 70% from $26.1 million for the same quarter of 2009. Second quarter SG&A expenses included $13.3 million attributable to COHT, while the remaining SG&A expenses were $31.1 million, an increase of 19% from $26.1 million for the same quarter of 2009. For the first half of 2010, SG&A expenses were $82.4 million, an increase of 79% from $45.9 million for the same period of 2009. SG&A expenses for the first half of 2010 included $22.3 million attributable to COHT, while the remaining SG&A expenses were $60.1 million, an increase of 31% from $45.9 million for the same period of 2009. Other than expenses attributable to COHT, the year-on-year increase in SG&A expenses was primarily due to higher salaries associated with the increased number of staff, higher marketing expenses as well as higher share-based compensation expense as a result of share options and restricted shares granted in 2009.
Income from Operations
Second quarter income from operations was $3.6 million, a decrease of 85% from $24.0 million for the same quarter of 2009. For the first half of 2010, income from operations was $17.4 million, a decrease of 36% from $27.2 million for the same period of 2009. Second quarter non-GAAP income from operations, which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions, was $15.6 million, a decrease of 41% from $26.4 million for the same quarter of 2009. Second quarter non-GAAP income from operations included $2.4 million attributable to COHT, while the remaining non-GAAP income from operations was $13.2 million, a decrease of 50% from $26.4 million for the same quarter of 2009. For the first half of 2010, non-GAAP income from operations was $41.2 million, an increase of 31% from $31.5 million for the same period of 2009. For the first half of 2010, non-GAAP income from operations included $3.8 million attributable to COHT, while the remaining non-GAAP income from operations was $37.4 million, an increase of 19% from $31.5 million for the same period of 2009.
Other Income
Second quarter other income of $3.1 million primarily included net income from sales of property held for sales and cash subsidies received by the Company’s subsidiaries from local governments as incentives for investing in certain local districts.
Income Tax Expense /Benefit
One of the Company’s major subsidiaries that engages in real estate information and consulting services was previously approved as a high and new technology enterprise under the PRC tax law and was therefore subject to a 15% preferential income tax rate for the years from 2008 through 2010. In May 2010, it was granted a software enterprise status and qualified to be exempted from PRC income tax for 2009, followed by a 50% reduction in income tax rate from 2010 through 2012. The effective tax rate in 2010 was adjusted accordingly, and the tax refund of $4.2 million relating to 2009 was recognized as an income tax benefit when received by the subsidiary in the second quarter of 2010.
Net Income
Second quarter net income was $10.1 million, a decrease of 50% from $20.1 million for the same quarter of 2009. Second quarter non-GAAP net income was $21.3 million, a decrease of 5% from $22.3 million for the same quarter of 2009. Second-quarter non-GAAP net income included $2.0 million attributable to COHT, while the remaining non-GAAP net income was $19.3 million, a decrease of 14% from $22.3 million for the second quarter of 2009. For the first half of 2010, net income was $21.8 million, a decrease of 18% from $26.7 million for the same period of 2009. First half 2010 non-GAAP net income was $44.2 million, an increase of 43% from $30.9 million for the same period of 2009. First half 2010 non-GAAP net income included $3.2 million attributable to COHT, while the remaining non-GAAP net income was $41.0 million, an increase of 33% from $30.9 million for the same period of 2009.

Net Income Attributable to Non-controlling Interests
In October 2009, CRIC completed the acquisition of SINA Corporation’s (“SINA”) (NASDAQ: SINA) 66% equity interest in COHT, increasing its interest in COHT from 34% to 100%, in exchange for issuing 47,666,667 ordinary shares to SINA upon CRIC’s IPO. Following the IPO and the acquisition of COHT, E-House remained the majority shareholder of CRIC. As of June 30, 2010, E-House held a 52.33% equity interest in CRIC. As a result, net income attributable to non-controlling interests in the second quarter of 2010 was $3.4 million, a significant increase from the same quarter of 2009. Net income attributable to non-controlling interests was $4.5 million for the first half of 2010.
Net Income Attributable to E-House Shareholders
Second quarter net income attributable to E-House shareholders was $6.7 million, or $0.08 per diluted ADS, compared to $19.3 million for the same quarter of 2009. Non-GAAP net income attributable to E-House shareholders was $13.9 million, or $0.17 per diluted ADS, compared to $21.6 million for the same quarter of 2009. For the first half of 2010, net income attributable to E-House shareholders was $17.3 million, or $0.21 per diluted ADS, compared to $26.4 million for the same period of 2009. Non-GAAP net income attributable to E-House shareholders for the first half was $31.7 million, or $0.39 per diluted ADS, an increase of 4% from $30.6 million, or $0.38 per diluted ADS, for the same period of 2009.
Cash Flow
As of June 30, 2010, the Company had a cash balance of $462.3 million. Second quarter net cash used in operating activities was $6.8 million. This amount was mainly attributable to an increase in customer deposits by $11.4 million, an increase in prepaid expenses and other current assets by $5.9 million, a decrease in other current liabilities by $12.3 million, and a decrease in deposit payables by $8.4 million, partially offset by non-GAAP net income of $21.3 million, a decrease in restricted cash by $4.9 million and an increase in accrued payroll and welfare expenses by $4.1 million. Second quarter net cash used in financing activities was $23.7 million, mainly due to the payment of $20.1 million in cash dividends and the payment of $3.9 million to purchase CRIC’s American depositary shares.
Business Outlook
The Company estimates that its revenues for the third quarter of 2010 will be in the range of $81 million to $83 million, a decrease of 4% to 6% over the same quarter in 2009. The Company’s revenues for the third quarter of 2010 other than revenues to be generated from the online real estate business operated by COHT are estimated to be in the range of $65 million to $66 million, a decrease of 23% to 25% over the same quarter in 2009. This forecast reflects the Company’s current and preliminary view, which is subject to change.
Conference Call Information
E-House’s management will host an earnings conference call on August 11, 2010 at 8 a.m. U.S. Eastern Daylight Time (8 p.m. Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:
U.S./International: +1-857-350-1593
Hong Kong: +852-3002-1672
Mainland China: +86-10-800-130-0399
Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “E-House Earnings Call.”

A replay of the conference call may be accessed by phone at the following number until August 18, 2010:
International: +1-617-801-6888
Passcode: 91980724
Additionally, a live and archived webcast along with the transcript of the conference call will be available at http://ir.ehousechina.com.
About E-House
E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering more than 100 cities. E-House offers a wide range of services to the real estate industry, including primary sales agency, secondary brokerage, information, consulting, online and investment management services. The real estate information, consulting and online services are offered through E-House’s majority owned subsidiary, China Real Estate Information Corporation (NASDAQ: CRIC). E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.
Safe Harbor: Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, E-House’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China, E-House’s failure to manage its growth effectively and efficiently, E-House’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, E-House’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, E-House’s failure to compete successfully, fluctuations in E-House’s results of operations and cash flows, E-House’s reliance on a concentrated number of real estate developers, natural disasters or outbreaks of health epidemics and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.

About Non-GAAP Financial Measures
To supplement E-House’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), E-House uses in this press release the following non-GAAP financial measures: (1) net income attributable to E-House shareholders, (2) net income, (3) income from operations and (4) net income per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.
E-House believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense and amortization of intangible assets resulting from business acquisitions, which may not be indicative of E-House’s operating performance from a cash perspective. These non-GAAP financial measures also facilitate management’s internal comparisons to E-House’s historical performance and assist its financial and operational decision making. As a result of the acquisition of COHT in the fourth quarter of 2009, E-House has computed its non-GAAP financial measures in this press release by excluding items that previously did not exist or were not material. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions are recurring expenses that will continue to exist in E-House’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.
For investor and media inquiries please contact:
In China
Michelle Yuan
Manager, Investor Relations
E-House (China) Holdings Limited
Phone: +86 (21) 6133-0770
E-mail: liyuan@ehousechina.com
Derek Mitchell
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6284
E-mail: derek.mitchell@ogilvy.com
In the U.S.
Jessica Barist Cohen
Ogilvy Financial, New York
Phone: +1 (646) 460-9989
Email: jessica.cohen@ogilvypr.com

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)

	December 31,	June 30,
	2009	2010
ASSETS
Current assets
Cash and cash equivalents	548,062	462,283
Restricted cash	8,057	4,385
Customer deposits	38,958	126,426
Unbilled accounts receivable, net	120,020	128,415
Accounts receivable, net	33,452	21,872
Properties held for sale	3,065	8,985
Advance payment for properties	8,108	—
Deferred tax assets	13,337	13,368
Prepaid expenses and other current assets	18,698	32,805
Amounts due from related parties	1,042	619

Total current assets	792,799	799,158
Property and equipment, net	16,219	18,184
Intangible assets, net	202,695	194,668
Investment in affiliates	398	5,054
Goodwill	452,660	453,041
Deferred tax assets, non-current	1,847	1,852
Customer deposits, non-current	981	1,487
Other non-current assets	4,526	5,176

Total assets	1,472,125	1,478,620

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	9,865	11,111
Accrued payroll and welfare expenses	31,420	25,885
Income tax payable	38,226	30,108
Other tax payable	12,072	8,905
Amounts due to related parties	1,050	863
Deposits payables	—	2,945
Advance from property buyers	6,587	2,757
Other current liabilities	15,928	22,764

Total current liabilities	115,148	105,338
Deferred tax liabilities	42,327	42,917
Other non-current liabilities	1,331	1,363

Total liabilities	158,806	149,618

Commitments and contingencies
Equity
Ordinary shares ($0.001 par value): 1,000,000,000 and 1,000,000,000 shares authorized, 80,145,869 and 80,272,379 shares issued and outstanding, as of December 31, 2009 and June 30, 2010, respectively	80	80
Additional paid-in capital	656,593	664,717
Retained earnings	184,749	181,951
Accumulated other comprehensive income	16,344	17,364

Total E-House equity	857,766	864,112
Non-controlling interests	455,553	464,890

Total equity	1,313,319	1,329,002

TOTAL LIABILITIES AND EQUITY	1,472,125	1,478,620

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2010	2009	2010

Revenues	63,481	71,238	96,291	142,672
Cost of revenues	(13,367)	(23,217)	(23,181)	(42,871)
Selling, general and administrative expenses	(26,070)	(44,385)	(45,948)	(82,428)

Income from operations	24,044	3,636	27,162	17,373

Interest expenses	—	—	(216)	—
Interest income	203	855	419	1,386
Other income, net	255	3,099	5,135	4,679

Income before taxes, equity in affiliates	24,502	7,590	32,500	23,438
Income tax (expense)/benefit	(4,700)	2,505	(6,167)	(1,575)

Income before equity in affiliates	19,802	10,095	26,333	21,863
Income/(loss) from equity in affiliates	300	(10)	385	(78)

Net income	20,102	10,085	26,718	21,785

Less: Net income attributable to non-controlling interests	756	3,410	307	4,503

Net income attributable to E-House shareholders	19,346	6,675	26,411	17,282

Earnings per share:
Basic	0.24	0.08	0.33	0.22
Diluted	0.24	0.08	0.33	0.21
Shares used in computation:
Basic	79,541,611	80,237,210	79,540,143	80,194,493
Diluted	80,244,028	81,089,343	79,934,917	81,095,260
Notes

Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.7909 on June 30, 2010 and USD1 = RMB6.8179 for the three months ended June 30, 2010.

E-HOUSE (CHINA) HOLDINGS LIMITED
Reconciliation of GAAP and Non-GAAP Results
(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2010	2009	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP income from operations	24,044	3,636	27,162	17,373
Share-based compensation expense	2,044	6,673	3,743	13,390
Amortization of intangible assets resulting from business acquisitions	271	5,260	545	10,435

Non-GAAP income from operations[3]	26,359	15,569	31,450	41,198

GAAP net income	20,102	10,085	26,718	21,785
Share-based compensation expense (net of tax)	2,044	6,673	3,743	13,390
Amortization of intangible assets resulting from business acquisitions (net of tax)	203	4,568	409	9,072

Non-GAAP net income[4]	22,349	21,326	30,870	44,247

Net income attributable to E-House shareholders	19,346	6,675	26,411	17,282
Share-based compensation expense (net of tax and non-controlling interests)	2,044	4,794	3,743	9,629
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	203	2,392	409	4,781

Non-GAAP net income attributable to E-House shareholders	21,593	13,861	30,563	31,692

GAAP net income per ADS — basic	0.24	0.08	0.33	0.22

GAAP net income per ADS — diluted	0.24	0.08	0.33	0.21

Non-GAAP net income per ADS — basic	0.27	0.17	0.38	0.39

Non-GAAP net income per ADS — diluted	0.27	0.17	0.38	0.39

Shares used in calculating basic GAAP /Non-GAAP net income attributable to shareholders per ADS	79,541,611	80,237,210	79,540,143	80,194,493

Shares used in calculating diluted GAAP / Non-GAAP net income attributable to shareholders per ADS	80,244,028	81,089,343	79,934,917	81,095,260

[3]	Non-GAAP income from operations includes $2,351 and $3,814 attributable to COHT for the second quarter and the first half of 2010, respectively.

[4]	Non-GAAP net income includes $1,993 and $3,238 attributable to COHT for the second quarter and the first half of 2010, respectively.

E-HOUSE (CHINA) HOLDINGS LIMITED
SELECTED OPERATING DATA

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2010	2009	2010
Primary real estate agency service
Total Gross Floor Area (“GFA”) of new properties sold (thousands of square meters)	2,706	2,165	4,078	4,709
Total value of new properties sold (millions of RMB)	20,357	17,780	30,346	39,706
Total value of new properties sold (millions of $)	2,980	2,619	4,441	5,831